EXHIBIT 1.01

Farmout Agreement

THIS FARMOUT AGREEMENT is entered into on the 23rd day of September, 2015 by and between Hudspeth Oil Corporation and Pandora Energy, LP (hereinafter collectively referred to as “Farmor”), Founders Oil & Gas, LLC (hereinafter “Farmee”), McCabe Petroleum Corporation and Greg McCabe (McCabe Petroleum Corporation and Greg McCabe are Parties to this Farmout Agreement only as to Article 3.4).  The companies named above and their respective successors and assigns (if any), may sometimes individually be referred to as “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Farmor is the holder of Mineral Interests in the Oil and Gas Leases and Farmout Lands as described in Schedule “A”;

WHEREAS, Farmor seeks a business partner to develop its Mineral Interests;

WHEREAS, Farmor and Farmee entered into a Confidential Farmout Offer and Letter of Intent relating to the Orogrande Project in Hudspeth County, Texas regarding the Oil and Gas Leases and Mineral Interests on September 1, 2015 (“LOI”);

WHEREAS, Farmee paid Farmor an earnest money deposit of One Hundred Thousand and 00/100 Dollars ($100,000.00) pursuant to the LOI and the Earnest Money Deposit Letter dated September 3, 2015 (“Earnest Money Deposit Letter”);

WHEREAS, simultaneous with the execution of this Farmout Agreement, Farmor wishes to assign, transfer and convey an undivided fifty percent of the eight-eights (50% of 8/8ths) leasehold interest and a thirty seven and one half percent of the eight-eighths (37.5% of 8/8ths) net revenue interest in the Oil and Gas Leases and Mineral Interests, subject to the terms and conditions set forth herein;

WHEREAS, both Farmor and Farmee wish to establish between them a constructive and fair cooperation for investment in their respective Mineral Interests and Farmout Lands;

WHEREAS, the Rich A-11 No. 1 Well (as hereinafter defined) has been drilled and will be completed (including fracture stimulation) pursuant to the terms of this Farmout Agreement;

WHEREAS, Farmee wishes to drill additional exploratory and development wells on the Oil and Gas Leases and Mineral Interests as set forth below;

NOW, THEREFORE, for and in consideration of the sum of Ten and 00/100 Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, together with the mutual covenants, conditions and obligations contained herein, the Farmor and Farmee agree as follows:

I.   INTERPRETATION

1.1
Definitions.  As used in this Farmout Agreement, the following capitalized words and terms shall have the meaning ascribed to them below and in the Recitals above.  Any capitalized term used in this Farmout Agreement and not specifically defined in this Agreement shall have the same meaning as in the Joint Operating Agreement:

A.	“Accounting Procedure” means the COPAS Accounting Procedure attached as Schedule “C”, which is made a part hereof;

B.	“Ancillary Assets” means contracts, easements, equipment, related Hydrocarbons and copies of Records related to the Oil and Gas Leases and Mineral Interests;

C.	“Assigned Interest” has the meaning given in Article 3.1;

D.
“Assignment” means the document, attached as Schedule “D” and made a part hereof, by which the interest in the Oil and Gas Leases and Mineral Interests is transferred and conveyed to the Farmee by the Farmor as provided hereunder. The interests conveyed by the Assignment are the “Assigned Interests”;

E.	“Carry Cap” means Forty Five Million and 00/100 Dollars (US $45,000,000.00);

F.
“Carry Cap Period” means the two (2) years after Closing in which Farmor is carried in all Carry Costs and/or the period of time between Closing and the Farmee’s fulfillment of the full amount of the Carry Cap, whichever comes last;

G.
“Carry Costs” means all costs and expenses associated with drilling, completing and equipping a well on the Farmout Lands to develop the Oil and Gas Leases and Mineral Interests, including but not limited to: well site location damage costs, well site construction costs, drilling costs, casing costs, completion costs (including fracture stimulation), flowline construction costs, flowline material costs, material costs, equipment costs, tie-in costs, production facilities costs and other drilling and completion operation costs;

H.
“Deposit” means the One Hundred Thousand and 00/100 Dollars ($100,000.00) or Two Hundred Thousand and 00/100 Dollars ($200,000.00) earnest money deposit made by Farmee to Farmor pursuant to the LOI and the Earnest Money Deposit Letter;

I.
“Encumbrances” means those royalties, overriding royalties, production payments, net profits interests or other charges of a similar nature, if any, applying and recorded against the Farmout Lands as of the date of Closing, or the production or proceeds of production of Hydrocarbons, including a proportionate share of the McCabe 10% back-in after payout interest;

J.	“Farmout Lands” means the lands and all Hydrocarbons covered by the Oil and Gas Leases and Mineral Interests listed in Schedule “A” of this Farmout Agreement;

K.
“Gap Costs” means any cost or expense incurred after Farmee has completely fulfilled its Carry Cap of Forth Five Million and 00/100 Dollars ($45,000,000.00) but before the expiration of two (2) years from Closing;

L.
“Governmental Entities” means any government whether federal, provincial, state, territorial, local, regional, municipal or other political jurisdiction, and any agency, authority, instrumentality, court, tribunal, board, commission, bureau, arbitrator, arbitration tribunal or other tribunal, or any quasi-governmental or other entity, insofar as it exercises a legislative, judicial, regulatory, administrative, expropriation or taxing power or function of or pertaining to government having jurisdiction over the Farmout Lands, the Parties or the work to be carried out or funded hereunder;

M.
“Hydrocarbons” means crude oil, natural gas, casinghead gas, condensate, sulfer, natural gas liquids and other liquid or gaseous hydrocarbons, and also includes sulfer, carbon dioxide, helium and all other mineral substances or any combination thereof or products therefrom granted by the Oil and Gas Leases and Mineral Interests;

N.	“Joint Operating Agreement” means the AAPL Joint Operating Agreement that designates Founders Oil & Gas Operating, LLC as operator attached hereto as Schedule “B”, which is made a part hereof;

O.
“Lease Operating Expenses” means normal and customary expenses incurred in the day to day operation of any oil and gas well on the Farmout Lands, including, but not limited to, normal lease operating expenses for the general maintenance of a well, chemical costs, power costs, labor costs, insurance costs, facilities maintenance and repair costs, and administrative overhead;

P.
“Mineral Interests” means leasehold interests, working interests, fee interests, net revenue interests, net profit interests, production payments, carried interests, royalty interests, overriding royalty interests, mineral interests, Ancillary Assets, Related Interests or the contractual right or option to earn any of the aforementioned on the Oil and Gas Leases and Farmout Lands;

Q.
“Oil and Gas Leases” means any oil and gas lease, oil, gas and mineral lease, compulsory pooled interest, pooled interest, leasehold estate, partial or other interest therein and sublease thereof, operating right and other rights authorizing the owner thereof to explore for and produce oil, gas or related Hydrocarbons or other Mineral Interests, including those described in Schedule “A” located in Hudspeth and El Paso Counties, Texas, whether such Farmor’s interest therein is correctly or incorrectly described on Schedule “A”, together with any applicable Mineral Interests, which is made a part hereof;

R.
“Participation Agreement” means the Participation Agreement among McCabe Petroleum Corporation, Greg McCabe (collectively “McCabe”), and Hudspeth Oil Corporation, effective June 4, 2014, and amended on December 31, 2014, and on June 17, 2015, including all exhibits thereto;

S.	“Parties” means Farmor and Farmee;

T.
“Records” means copies of all books, files, abstracts, title opinions, title reports, land and lease files, surveys, filings and reports with Governmental Entities, tax information and tax returns, maps and records owned or held by Farmor related to the operation or ownership of the Mineral Interests;

U.
“Related Interests” means, with respect to any given Oil and Gas Lease(s) or other Mineral Interests, (a) any rights and mineral servitudes affecting, relating to or covering any Hydrocarbons in place and the leasehold interests and estates in the nature of working or operating interests under such lease(s) or interest(s), overriding royalties, net profits interests, production payments, carried interests, rights of recoupment and other interests in, under or relating to such lease(s) or interest(s), (b) any fee, royalty and any other interests in Hydrocarbons in place in the lands covered by the lease(s) or other mineral interest(s), and (c) any economic or contractual rights, options or interests in and to any of the foregoing, including, without limitation, any sublease, farmout or farmin agreement or production payment affecting any interest or estate in Hydrocarbons in place; and

V.
“Rich Well” means that certain oil, gas and mineral well named University Rich A-11 No. 1 Well with API # 42-229-30274 located in Hudspeth County, Texas identified in Exhibit 1, which is made a part hereof.

1.2	Schedules. The following Schedules and Exhibits are attached hereto and made part of this Farmout Agreement:

A.	Schedule “A”, which describes the Oil and Gas Leases and the Farmout Lands;

B.	Schedule “B”, which is the Joint Operating Agreement;

C.	Schedule “C” which is the Accounting Procedure;

D.	Schedule “D” which is the Assignment;

E.	Exhibit “1” which is the University Rich A-11 No. 1 plat and Railroad Commission of Texas W-1 filing.

1.3
Conflicts.  If any provision contained in the body of this Farmout Agreement conflicts with a schedule attached hereto, the provisions of the body of this Farmout Agreement shall prevail. If any provision of this Farmout Agreement conflicts with a provision of the Joint Operating Agreement, then the provisions of the Joint Operating Agreement shall prevail.

II.   TITLE AND ENCUMBRANCES

2.1	Farmor Makes No Warranty of Title. Farmor does not represent or warrant title to the Farmout Lands, but represents that:

A.
except for the Encumbrances, it has not granted any Mineral Interests (or the right to earn any Mineral Interests) in the Farmout Lands, whereby a third party may acquire any portion of Farmor’s Mineral Interests in the Farmout Lands;

B.
it is not aware of any act or omission whereby Farmor is (or would be) in default under the terms of the Oil and Gas Leases or Mineral Interests and it has not received, or otherwise become aware of, any notice of default for the Farmout Lands that has not been remedied;

C.
the Farmout Lands are as of the date hereof free and clear of all liens, charges, encumbrances, demands and adverse claims or other burdens created by, through or under Farmor or of which Farmor is aware, other than the Encumbrances; and

D.
as of the date hereof, none of the Mineral Interests of Farmor in the Farmout Lands is subject to any preferential, pre-emptive or first purchase rights created by through or under Farmor or of which Farmor is otherwise aware that become operative by virtue of this Farmout Agreement or the transactions to be effected by it.

2.2	Maintaining Title.

A.
During the term of this Farmout Agreement: (i) Farmor will not grant, assign, transfer or convey any Mineral Interests in the Farmout Lands and will not do or cause to be done any act or omission whereby the Farmout Lands become encumbered, terminated or forfeited; and (ii) Farmor will not enter into any joint operating agreement or other material agreement affecting the Farmout Lands; in either case, Farmor will not take such actions without the prior written consent of Farmee, which will not unreasonably be withheld.

B.
During the term of this Farmout Agreement, if the payment of an extension, renewal, bonus, bonus security, penalty or compensatory royalty is required to maintain in good standing any portion of the Farmout Lands in which Farmor or Farmee owns Mineral Interests, which obligation accrues after the date of this Farmout Agreement, Farmor and Farmee will promptly give notice to the other Party and both Parties shall each pay their proportionate share of all expenses to maintain the Oil and Gas Lease(s) and Mineral Interests.  Notwithstanding the foregoing, nothing herein shall require the Farmor or Farmee to obtain extensions or renewals of the Oil and Gas Leases or Mineral Interests on the Farmout Lands.

2.3
Rentals.  Farmor and Farmee shall each pay their proportionate share of all delay rentals, shut-in royalty payments, lease renewal costs or other payments coming due after the date of this Farmout Agreement that are required to maintain the Oil and Gas Leases and Mineral Interests on the Farmout Lands.

III.   OBLIGATIONS OF FARMEE

3.1
Farmee Payment of Fee.  Subject to the Early Termination set forth below, Farmee agrees that it will pay Farmor the amount of five million and 00/100 Dollars ($5,000,000.00) (“Cost Reimbursement”) to be paid in multiple installments as follows:

A.	One million and 00/100 Dollars ($1,000,000.00) less the Deposit, upon the execution of the Farmout Agreement (the “Closing”);

B.	Within 90 days from the Closing, Farmee will frac and complete the Rich Well; and

C.
Within five (5) days of the spudding of each of the subsequent eight (8) wells drilled by Farmee on the Farmout Lands, Farmee will pay to Farmor five hundred thousand and 00/100 Dollars ($500,000) resulting in the payment of the remaining part of the Cost Reimbursement.

In exchange for the payment of the initial one million and 00/100 Dollars ($1,000,000.00) identified in Article 3.1 (a) above at Closing, Farmor shall assign, transfer and convey to Farmee, and Farmee agrees to accept, an undivided fifty percent of eight-eighths (50% of 8/8ths) leasehold interest and a thirty seven and one half percent of eight-eighths (37.5% of 8/8ths) net revenue interest in the Mineral Interests free and clear of all liens and Encumbrances to Farmee and the Parties shall each execute and deliver the Assignment at Closing (“Assigned Interest”).  Subsequent to Closing, Farmee will own a fifty percent (50%) working interest in all wells that are drilled on the Farmout Lands and retain the one (1) Section of acreage on which each well is located (as set forth in Schedule “A”) on the Farmout Lands.  Farmee will pay all recording costs associated with the Assignment and will be responsible for recordation.

3.2
Early Termination.  Notwithstanding the foregoing, Farmee may initiate Early Termination, in its absolute and sole discretion, if it provides notice to Farmor at any time during the Carry Cap Period of its election not to drill any additional wells or proceed under this Farmout Agreement (“Early Termination”).  In the event of such an Early Termination notification by Farmee, Farmee shall have no further obligations under this Farmout Agreement or to make payments on the Cost Reimbursement and the Carry Cap, and this Farmout Agreement shall terminate except as to the reassignment, assignment, transfer or conveyance obligations of Farmee as provided for in Article 3.5(B).

3.3
Development Committee.  The Development Committee (as defined and identified in the Joint Operating Agreement) will maintain the authority to identify drilling locations, determine the appropriate data gathering and conduct completion operations on exploratory and development wells on the Oil and Gas Leases and Mineral Interests.

3.4
Joint Operating Agreement.  Founders Oil & Gas Operating, LLC will be designated as the operator of the Oil and Gas Leases and the Parties agree that the Joint Operating Agreement attached hereto as Schedule “B” will govern the relationship and operations between Farmor and Farmee related to the Oil and Gas Leases, Mineral Interests and all wells drilled on the Farmout Lands.  The Parties, Greg McCabe, and McCabe Petroleum Corporation agree to execute the Joint Operating Agreement, and that it will supersede Exhibit B to the Participation Agreement.

3.5
Farmee Carry Costs and Carry Cap.  The Parties acknowledge and agree that a portion of the Farmee’s consideration to Farmor under this Farmout Agreement includes the payment of the Carry Costs up to the Carry Cap, which will be incurred and paid as follows:

A.
Beginning ninety (90) days after the completion of the fracture stimulation on the Rich Well, and at all times during the Carry Cap Period, Farmee has the option, but not the obligation, to retain all Mineral Interests as follows:

(1)
Farmor will be carried on all Carry Costs during the two (2) years after Closing and/or for the period of time between Closing and the Farmee’s fulfillment of the full amount of the Carry Cap, whichever comes last, subject to Farmee’s right to recoup Farmor’s working interest proportionate share of expenses on Gap Costs.

(2)	Farmee will be responsible for recording all assignments and paying the applicable recording fees.

B.	If Farmee does not fulfill the Carry Cap for Carry Costs on the Oil and Gas Leases or Mineral Interests:

(1)
Farmee will reassign to Farmor the Assigned Interest, except it will be entitled to retain its interest in the wells and Oil and Gas Leases covering all wells drilled by Farmee and the Sections in which such wells are located.  Additionally, Farmee will reassign operatorship under the Joint Operating Agreement to the Farmor as to all lands reassigned.

(2)
If at any point during the Carry Cap Period Farmee elects to initiate Early Termination and to relinquish the Assigned Interests, Farmor shall have ten (10) days from the notice of Early Termination to exercise its right to buy Farmee’s working interests in the Oil and Gas Leases for a cash payment equal to the sum of the total expenditures incurred by Farmee under the Farmout Agreement (including, but not limited to, Carry Costs, Lease Operating Expenses, royalties, taxes, all payments made pursuant to Articles 2.2 and 2.3, and all other costs or expenses incurred by Farmee related to this Farmout Agreement) plus interest thereon at an annual rate of 12%, less the net revenues received by Farmee from the Oil and Gas Leases and Mineral Interests.  Such a cash sale will be consummated ninety (90) days after Farmee gives such written notice.  At such closing, the Farmee will deliver to Farmor an assignment of the Farmee’s Mineral Interests free and clear of all liens and other Encumbrances imposed by Farmee.  If Farmor elects to acquire Farmee’s interest and is unable to consummate a transaction within ninety (90) days of Farmee giving such written notice, then Farmee shall be entitled to keep one hundred percent (100%) of the revenue from all producing wells and apply said funds to the outstanding balance spent in developing the Oil and Gas Leases and Mineral Interests.  If (i) Farmor does not elect to buy the working interest, then Farmee may immediately elect, at its sole discretion, to retain or market any or all of its interests to third parties or (ii) after an additional sixty (60) days beyond the original ninety (90) days Farmor is unable to consummate the purchase of Farmee’s interest, then Farmee, at its sole discretion, may retain or market any or all of its interest to third parties for sale.

C.	After Farmee has fulfilled the Carry Cap for Carry Costs on the Oil and Gas Leases and Mineral Interests:

(1)
Farmor will be responsible for all of its proportional share of expenses related to its Mineral Interests, and the Parties will operate under the terms of the Joint Operating Agreement and the Oil and Gas Leases; provided, however, that Farmor will not be obligated to pay any amounts due until two (2) years from the date of the Closing of this Farmout.

(2)
If Farmee has fulfilled the Carry Cap for Carry Costs on the Farmout Lands subject to the Oil and Gas Leases and Mineral Interests before the expiration of two years from the Closing, and Farmee elects to incur Gap Costs before the expiration of the two year period, Farmee will advance the Farmor’s proportionate share of expenses on the Gap Costs and will be entitled to repayment of one hundred twenty five percent (125%) of Farmor’s expenses related to the Gap Costs from, and only from, Farmor’s share of the revenues from any well or wells located on the Farmout Lands.  Provided, however, Farmor (Hudspeth and/or Pandora) have the right to participate in each well spudded in the Carry Gap Period, and if either or both make the election to participate under the terms of the Joint Operating Agreement, then this paragraph will not apply to participating Farmor(s).

D.
Notwithstanding the foregoing, Farmor will continually be responsible to timely pay its proportional share of Lease Operating Expenses related to the Oil and Gas Leases and Mineral Interests beginning at the Closing date.

3.6
Default.  If Farmee defaults in the performance of any of its obligations hereunder, Farmor shall notify Farmee in writing and specify the default.  Farmee shall have thirty (30) days after receipt of such notice to (a) cure the default so specified which can feasibly be cured within such thirty (30) day period, or (b) commence reasonable efforts to cure any default so specified which cannot feasibly be cured within such thirty (30) day period and Farmee shall continue such efforts thereafter with due diligence.

IV.   CALL OPTION

Three years after the date of Closing, either party may elect to market one hundred percent (100%) of the Mineral Interests on the Farmout Lands.  Should an acceptable written offer arise and both Parties agree to the proposed offer’s purchase price, one hundred percent (100%) of the Mineral Interests owned by the Parties on the Farmout Lands will be sold to the third party bidder.  However, if only one party desires to accept the third party bidder’s written offer (the “Seller”), the remaining party (the party who wishes not to sell) may elect to require the Seller to sell the Seller’s Mineral Interests to the remaining party under the same terms as set forth in the third party bidder’s written offer (“Call Option”).  The Call Option must be exercised within ninety (90) days of the remaining party’s receipt of the third party bidder’s written offer and must provide the Seller written notice of its exercise.

If either party fails to close after exercise of the Call Option in the manner herein provided, the non-defaulting Party may seek, as its sole and exclusive remedy, specific performance.

Farmee’s and Farmor’s Call Option shall survive the expiration of this Farmout Agreement.

V.   ASSIGNMENT TO FARMEE

5.1
Assignment of Farmout Lands.  Contemporaneous with the receipt of the funds as set forth in Article 3.1 (A), Farmor hereby assigns, transfers and conveys to Farmee an undivided fifty percent of eight-eighths (50% of 8/8ths) leasehold interest and a thirty seven and one half percent (37.5% of 8/8ths) net revenue interest in the Mineral Interests to the Farmout Lands set forth in Schedule A.  Concurrently with the signing of the Farmout Agreement, Farmor shall execute, acknowledge and deliver to Farmee the Assignment of the Mineral Interests attached hereto as Schedule D.  Such Assignment shall convey title to the portion of the Mineral Interests as set forth herein from Farmor to Farmee and the Parties shall take such other actions as are necessary to effect the transfer to Farmee of the Mineral Interests with all applicable Governmental Entities.  In the event the Mineral Interests include state, federal or Indian leases, the assignment provided for herein may assign operating rights (in lieu of record title) as may be necessary or desirable under applicable regulations.  Further, as soon as practicable after the date hereof, the Parties shall sign and deliver such other documents, and take such other actions, as are necessary to have Farmee novated and incorporated into all third party agreements and otherwise recognized as the operator and owner of the Mineral Interests in the Farmout Lands conveyed to it hereunder.

5.2
Subject to Participation Agreement Provisions.  Farmee will bear its proportionate share of the McCabe Back-In granted by Article III of the Participation Agreement and will make all assignments provided for in the same.

VI.   INFORMATION TO FARMEE

6.1
Farmee to Supply Information to Farmor.  At all times during the term of this Farmout Agreement, Farmee shall supply to Farmor all geologic, seismic and engineering data related to the Oil and Gas Leases.

VII.   REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties of Farmor. Farmor hereby represents and warrants to Farmee that:

A.
it is a corporation duly organized and validly existing under the laws of its jurisdiction of incorporation, is authorized to carry on business on the Farmout Lands, and now has right, power and absolute authority to assign, transfer and convey its Mineral Interests according to the true intent and meaning of this Farmout Agreement;

B.
the execution, delivery and performance of this Farmout Agreement has been duly and validly authorized by any and all requisite corporate, shareholders’ and directors’ actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which it is bound;

C.
the execution, delivery and performance of this Farmout Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which it is party or by which it is bound, nor under any judgment, decree, order, statute, regulation, rule or license applicable to it;

D.	this Farmout Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of it enforceable against it in accordance with their terms;

E.
no authorization or approval or other action by, and no notice to or filing with, any Governmental Entities exercising jurisdiction over it is required for the due execution, delivery and performance by it of this Farmout Agreement, other than authorizations, approvals or exemptions from requirement therefor, previously obtained and currently in force;

F.
it has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees with respect to this Farmout Agreement or the transactions to be effected by it for which Farmee shall have any obligation or liability;

G.
as of the date hereof, no suit, action or other proceeding before any Governmental Entities has been commenced against it or, to its knowledge, has been threatened against it, which relates to the Farmout Lands or the operations conducted in respect thereof;

H.
to the best of its knowledge, any wells which have been drilled upon the Farmout Lands by Farmor have been drilled and operated, and if completed or abandoned have been so completed or abandoned, in all material respects in accordance with good oil and gas industry practices and all regulations;

I.	as of the date hereof, it has not received any, and to its knowledge there are no:

(1)
orders or directives which relate to environmental matters and which require any work, repairs, construction or capital expenditures with respect to the Farmout Lands, where such orders or directives have not been complied with in all material respects; or

(2)
any demand or notice issued with respect to the breach of any environmental, health or safety law applicable to the Farmout Lands, including respecting the use, storage, treatment, transportation or disposition of environmental contaminants, which demand or notice remains outstanding on the date hereof.

7.2	Representations and Warranties of Farmee. Farmee hereby represents and warrants to Farmor that:

A.
it is a corporation duly organized and validly existing under the laws of the jurisdiction of incorporation, is authorized to carry on business on the Farmout Lands, and now has the right, power and absolute authority to enter into and perform its obligations under this Farmout Agreement;

B.
the execution, delivery and performance of this Farmout Agreement has been duly and validly authorized by any and all requisite corporate, shareholders’ and directors’ actions and will not result in any violation of, be in conflict with or constitute a default under any articles, charter, bylaw or other governing document to which it is bound;

C.
the execution, delivery and performance of this Farmout Agreement will not result in any violation of, be in conflict with or constitute a default under any term or provision of any agreement or document to which it is party or by which it is bound, nor under any judgment, decree, order, statute, regulation, rule or license applicable to it;

D.	this Farmout Agreement and any other agreements delivered in connection herewith constitute valid and binding obligations of it enforceable against it in accordance with their terms;

E.
no authorization or approval or other action by, and no notice to or filing with, any Governmental Entities or regulatory body exercising jurisdiction over it is required for the due execution, delivery and performance by it of this Farmout Agreement, other than authorizations, approvals or exemptions from requirement therefor, previously obtained and currently in force; and

F.
it has not incurred any obligation or liability, contingent or otherwise, for brokers’ or finders’ fees with respect to this Farmout Agreement or the transactions to be effected by it for which Farmor shall have any obligation or liability.

VIII.   GOVERNING LAW / DISPUTE RESOLUTION

8.1	Governing Law. This Farmout Agreement and the relationship of the Parties hereto shall be interpreted and construed in accordance with the laws of the State of Texas.

8.2
Dispute Resolution.  If any dispute, controversy or claim arises under or in connection with this Farmout Agreement (a “Dispute”), the applicable dispute resolution provisions in the Joint Operating Agreement shall govern the resolution of the Dispute.

8.3
Confidentiality Regarding Disputes.  Unless required by federal or state securities laws and regulations, exchange rules, accounting requirements, legal process, and the like, all negotiations, mediation and arbitration relating to a Dispute are confidential and neither their existence nor their content may be disclosed by the Parties, their employees, officers, directors, counsel, consultants and expert witnesses.

IX.   GENERAL / MISCELLANEOUS

9.1
Further Assurances.  From time to time, as and when reasonably requested by a Party, the other Party shall execute and deliver, or cause to be executed and delivered, all such documents and instruments and shall take, or cause to be taken, all such further and other actions to implement or give effect to this Farmout Agreement.

9.2
Waiver.  No waiver by a Party hereto of any breach of any of the covenants, provisos, conditions, restrictions or stipulations herein contained shall take effect or be binding upon that Party unless the same be expressed in writing under the authority of that Party and any waiver so given shall extend only to the particular breach so waived and shall not limit or affect any rights with respect to any other or future breach.

9.3
Entire Agreement.  This Farmout Agreement supersedes any and all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter hereof, other than the Joint Operating Agreement, and expresses the entire agreement of the Parties with respect to the subject matter hereof.

9.4	Amendment. No amendment or variation of the provisions of this Farmout Agreement shall be binding upon any Party unless it is in writing executed by the Parties.

9.5
Assignment of this Agreement.  Subject to the other terms of this Farmout Agreement, either Party may assign any of its rights hereunder to an affiliate, entity or person that controls or is controlled by or is under common control with the assigning Party.  Notwithstanding the foregoing, neither Party shall assign, transfer, convey or sublease, in whole or in part, its rights and obligations hereunder to third parties, without the prior written consent of the other Party, which shall not be unreasonably withheld.

9.6
Public Announcements.  The Parties agree that they shall not to issue any public statement or press release concerning this Farmout Agreement or the transactions contemplated by it without the prior written consent of the other Party, except as required by law.

9.7
Severability.  If any provision of this Farmout Agreement is deemed or determined to be void, voidable or unenforceable, in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Farmout Agreement and such void, voidable or unenforceable provision shall be severable from this Farmout Agreement.

9.8	No Partnership. Nothing contained in this Farmout Agreement shall be construed as creating a partnership or similar association.

9.9
Addresses for Service.  Any notice, demand or communication required or permitted to be given by any provision of this Farmout Agreement will be in writing and will be deemed to have been given and received when delivered personally, or on the date of delivery when delivered prior to 5:00 p.m. local time on a business day by scanned email to the Party designated to receive such notice, otherwise on the next succeeding business day, or on the day following the day sent by overnight courier, or on the third business day after the same if sent by certified mail, postage and charges prepaid, directed to the following addresses or to such other or additional addresses as any Party might designate by written notice to the other Party:

Farmor:	Hudspeth Oil Corporation 5700 W. Plano Pkwy, #3600 Plano, Texas 75093 Attention: John Brda

and

Pandora Energy, LP 8449 Greenwood Drive Niwot, CO 80503 Attention: R. Kenneth Dulin

Farmee:	Founders Oil & Gas, LLC 301 Commerce Street, Suite 500 Fort Worth, Texas 76102 Attention: Brian M. Sirgo

Either Party may, upon written notice to the other Party, change the addresses and persons to whom such communications are to be directed.

9.10
Waiver of Consequential Damages.  EACH PARTY HEREBY EXPRESSLY DISCLAIMS, WAIVES AND RELEASES THE OTHER PARTY FROM SPECIAL, EXEMPLARY, PUNITIVE, CONSEQUENTIAL, INCIDENTAL, AND INDIRECT DAMAGES (INCLUDING LOSS OF, DAMAGE TO OR DELAY IN PROFIT, REVENUE OR PRODUCTION) RELATING TO, ASSOCIATED WITH, OR ARISING OUT OF THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.  NO LAW, THEORY, OR PUBLIC POLICY SHALL BE GIVEN EFFECT WHICH WOULD UNDERMINE, DIMINISH, OR REDUCE THE EFFECTIVENESS OF THE FOREGOING WAIVER, IT BEING THE EXPRESS INTENT, UNDERSTANDING, AND AGREEMENT OF THE PARTIES THAT SUCH DAMAGE WAIVER IS TO BE GIVEN THE FULLEST EFFECT, NOTWITHSTANDING THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), GROSS NEGLIGENCE, WILLFUL MISCONDUCT, STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY PARTY.

9.11
Execution of Memorandum.  The Parties agree to execute a Memorandum of Farmout Agreement to be filed against the Farmout Lands to evidence the Parties respective rights and obligations under this Agreement.

 [SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF the Parties hereto have executed this Farmout Agreement effective as of the date first written above.

FARMEE:		FARMOR:

FOUNDERS OIL & GAS, LLC		HUDSPETH OIL CORPORATION

By:	/s/ Brian Matthew Sirgo	By:	/s/ John A. Brda
	Name: Brian Matthew Sirgo		Name: John A. Brda
	Title: President		Title: President, CEO

PANDORA ENERGY, LP

		By:	/s/ R. Kenneth Dulin
Name: R. Kenneth Dulin
Title: General Partner

As to Article 3.4 Only:

By:	/s/ Greg McCabe
Name: Greg McCabe
Title: Greg McCabe, Individually

MCCABE PETROLEUM CORPORATION

By:	/s/ Greg McCabe
Greg McCabe
President & CEO

SCHEDULE “A” attached to and forming part of a Farmout Agreement dated as of the 23rd day of September, 2015 between Hudspeth Oil Corporation and Pandora Energy, LP, as Farmor, and Founders Oil & Gas, LLC, as Farmee.

Farmout Lands

Oil & Gas Leases

See attached.

SCHEDULE “B” attached to and forming part of a Farmout Agreement dated as of the 23rd day of September, 2015 between Hudspeth Oil Corporation and Pandora Energy, LP, as Farmor, and Founders Oil & Gas, LLC as Farmee.

Joint Operating Agreement

See attached.

SCHEDULE “C” attached to and forming part of a Farmout Agreement dated as of the 23rd day of September, 2015 between Hudspeth Oil Corporation and Pandora Energy, LP, as Farmor, and Founders Oil & Gas, LLC as Farmee.

Accounting Procedure

See attached.

SCHEDULE “D” attached to and forming part of a Farmout Agreement dated as of the 23rd day of September, 2015 between Hudspeth Oil Corporation and Pandora Energy, LP, as Farmor, and Founders Oil & Gas, LLC as Farmee.

  Assignment

See attached.